Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

	Three months
	ended	Years ended
	March 31,	December 31,
(Amounts in thousands, except ratios)	2009	2008	2007	2006	2005	2004
(Loss) income before income taxes	$(2,527)	$(42,136)	$33,442	$20,467	$2,371	$(6,017)

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	924	8,722	8,346	8,141	7,766	12,829
Estimated interest within rent expense	3,181	12,725	11,343	12,468	8,424	8,612

Total fixed charges	$4,105	$21,447	$19,689	$20,609	$16,190	$21,441

Earnings (a)	$1,546	$(20,782)	$53,315	$41,272	$18,512	$15,312

Ratio of earnings to fixed charges (b)	—	—	2.71	2.00	1.14	—

(a)	For these ratios, “earnings” represents income (loss) before income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest.

(b)	Due to losses during the three months ended March 31, 2009 and the years ended December 31, 2008 and 2004, the ratio of earnings to fixed charges for those periods was less than 1.0. The deficiency of earnings to total fixed charges was $2,559, $42,229 and $6,129, respectively, for those periods.